INCREASE IN THE GRADE OF THE RESOURCE AT KETZA RIVER IS A
MILESTONE ON THE ROAD TO PRODUCTION FOR
YUKON-NEVADA GOLD CORP.

Vancouver, Canada – March 05, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that it has completed an updated resource estimate for its 100% owned Ketza River property in the Yukon Territory, which significantly increases the grade of its previously reported resource. The currently estimated resource at Ketza River, as of year-end 2007, consists of a measured and indicated resource of 646,400 ounces at a grade of 4.93 grams of gold per tonne (gpt), comprised of a measured resource of 146,500 ounces at a grade of 6.40 gpt and an indicated resource of 499,900 at a grade of 4.61 gpt. There is an additional inferred resource of 112,800 ounces at a grade of 3.26 gpt. These estimates are tabulated by area in the tables below; the map showing their locations can be accessed on the Company’s web site.

Table 1. KETZA RIVER MEASURED & INDICATED RESOURCE
DECEMBER 2007

Deposit/Mine	MEASURED			INDICATED			MEASURED & INDICATED
	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz	K Tonne	g/t	K Oz
Pit Resources (1 gpt cutoff)
Peel-Break	303.2	7.17	69.8	1,878.6	5.14	310.6	2,181.8	5.42	380.5
Penguin-Lab-Hoodoo	205.2	7.70	50.8	567.7	3.56	65.0	772.9	4.66	115.8
Shamrock (Gully-QB-3m)	182.5	3.65	21.4	519.6	3.58	59.8	702.1	3.60	81.2
Tarn	-		-	54.6	4.26	7.5	54.6	4.26	7.5
Subtotal	690.9	6.39	142.0	3,020.5	4.56	442.9	3,711.4	4.90	584.9

U/G Resources (3 gpt cutoff)
Peel-Break	2.0	4.34	0.3	98.9	5.73	18.2	100.9	5.70	18.5
Penguin-Lab-Hoodoo	18.5	6.78	4.0	70.7	5.05	11.5	89.2	5.40	15.5
Shamrock (Gully-QB-3m)	0.8	3.78	0.1	175.8	4.74	26.8	176.6	4.74	26.9
Tarn	-		-	3.6	4.92	0.6	3.6	4.92	0.6
Subtotal	21.3	6.43	4.4	349.0	5.09	57.1	370.3	5.17	61.5

Total All Sources	712.2	6.40	146.5	3,369.5	4.61	499.9	4,081.7	4.93	646.4

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “We are pleased to see this significant increase in the average grade of the resource and to note that the great majority of the resource (90.5%) will be mined by open pit. This is an important step in the transition of Ketza River from an exploration camp to a gold producer and a testimonial to the hard work and dedication of the exploration staff who have worked at this site twenty four hours a day for the last thirty three months”.

Ketza River is currently transitioning from an exploration project to feasibility and, therefore, the current resource estimate has focused on establishing higher grade resource shapes that can form the basis for eventual mineable reserves. As a result, mineralization that is not deemed to have a reasonable expectation of being eventually mineable has been excluded from the current resource. A cut-off grade of 1.0 gpt has been used for shapes that are believed to be amenable to eventual open-pit mining (see note) while a cut-off of 3.0 gpt has been applied to resource shapes that would have to be mined from underground. In addition, most gold mineralization has been tightly constrained geologically using structural and stratigraphic features established by mining records and 3-dimensional geologic analysis; the nature of these geologic constraints, has to a great extent, been the result of work carried out on the property during the last year.

Compared to the last reported resource estimates for Ketza River (2004, 2005), the current measured and indicated resource estimate represents a decrease of about 110,000 ounces of gold from a previously estimated 756,700 ounces but, more significantly, at a much higher grade (4.93 gpt compared to the previous 2.76 gpt). The measured component of the resource is currently at 6.40 gpt compared to a previous 3.54 gpt.

Table 2. KETZA RIVER INFERRED RESOURCE
DECEMBER 2007

Deposit/Mine	INFERRED
	K Tonne	g/t	K Oz
Pit Resources (1 g/t Cutoff)
Peel-Break	298.1	2.79	26.7
Penguin-Lab-Hoodoo	188.1	2.33	14.1
Shamrock (Gully-QB-3m)	229.7	2.83	20.9
Tarn	46.3	2.20	3.3
Subtotal	762.2	2.65	65.0

U/G Resources (3 g/t cutoff)
Peel-Break	27.6	3.72	3.3
Penguin-Lab-Hoodoo	59.9	4.14	8.0
Shamrock (Gully-QB-3m)	225.9	5.03	36.5
Tarn	-	-	-
Subtotal	313.4	4.74	47.8

Total All Sources	1,075.6	3.26	112.8

Estimated inferred resources have declined from a previously reported 1,054,400 ounces at 2.25 gpt to the currently estimated 112,800 ounces at 3.26 gpt. The Company believes that this decrease in inferred resource reflects new drilling and stricter constraints placed on the estimation and not a decrease in exploration potential of the over-all property. Numerous encouraging exploration targets remain untested throughout the project area, including several which would represent stepouts or extension from currently identified resource.

This resource estimate was prepared by Yukon-Nevada Gold geologic staff and Russ White of SRK under the supervision of the Company’s Executive Vice President – Exploration, Dorian L. (Dusty) Nicol, who is a qualified person under N.I. 43-101. This estimate has been reviewed and approved by Russ White of SRK who is the qualified person for this news release. SRK is preparing a 43-101 Technical Report incorporating these results; it is estimated that this report will be completed and available by early April 2008.

Note: In order to establish potential surface mineability, pit shells were created using a Lerchs-Grossmann algorithm at $1,000 USD per ounce gold price and basic cost and recovery criteria as recommended by SRK Consulting (US), Inc. which include $12/tonne process costs, $2.82/tonne mining costs, 85% metallurgical recovery, and 45 degree pit slopes.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Associate Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.